                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (Amendment No. 2)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           Instinet Group Incorporated
                      -------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
             ------------------------------------------------------
                         (Title of Class of Securities)

                                    457750107
                               ------------------
                                 (CUSIP Number)

                                December 31, 2004
                              ---------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

2

CUSIP NO.  457750107
           ---------

--------------------------------------------------------------------------------
   (1) Name of reporting person(s) Bain Capital Fund VII, LLC
                                  -----------------
       S.S. or I.R.S. identification nos. of above persons 22-3850292
                                                           ------------- -------
----------------------------------------------------------
   (2) Check the appropriate box if a member of a group
       (SEE INSTRUCTIONS)                                       (a) [X]
                                                                (b) [ ] --------
----------------------------------------------------------
   (3) SEC USE ONLY

--------------------------------------------------------------------------------
   (4) Citizenship or place of organization Delaware
--------------------------------------------------------------------------------
                             (5) Sole voting power 6,021,080
                                                  ------------------------------
                            ----------------------------------------------------
     Number of shares        (6) Shared voting power  0
       beneficially                                   --------------------------
      owned by each         ----------------------------------------------------
        reporting            (7) Sole dispositive power  6,021,080
       person with:                                    -------------------------
                            ----------------------------------------------------
                             (8) Shared dispositive power 0
                                                          ----------------------
--------------------------------------------------------------------------------
   (9) Aggregate amount beneficially owned by each reporting person 6,021,080
                                                                   -------------
--------------------------------------------------------------------
  (10) Check box if the aggregate amount in row (9) excludes certain shares [ ] (SEE INSTRUCTIONS)
--------------------------------------------------------------------
  (11) Percent of class represented by amount in row (9)  1.80%
                                                          -----------  ---------
--------------------------------------------------------------------
  (12) Type of reporting person (SEE INSTRUCTIONS) OO - Other
                                                   ------------------  ---------
-------------------------------------------------------------------

3

CUSIP NO.  457750107
           ---------

------------------------------------------------------------------------
   (1) Name of reporting person(s) Bain Capital VII Coinvestment Fund, LLC
                                  -------------------
       S.S. or I.R.S. identification nos. of above persons 22-3850358
                                                           ------------   -----
--------------------------------------------------------------
   (2) Check the appropriate box if a member of a group
       (SEE INSTRUCTIONS)                                          (a) [X]
                                                                   (b) [ ] -----
----------------------------------------------------------------------
   (3) SEC USE ONLY

------------------------------------------------------------------
   (4) Citizenship or place of organization Delaware
------------------------------------------------------------------
                             (5) Sole voting power 2,227,622
                                                   ---------------
                            --------------------------------------
     Number of shares        (6) Shared voting power  0
       beneficially                                  -------------
      owned by each         --------------------------------------
        reporting            (7) Sole dispositive power  2,227,622
       person with:                                    -----------
                            --------------------------------------
                             (8) Shared dispositive power 0
                                                          ---------  -----------
-------------------------------------------------------------------
   (9) Aggregate amount beneficially owned by each reporting person 2,227,622
                                                                    ------------
----------------------------------------------------------------------
  (10) Check box if the aggregate amount in row (9) excludes certain shares [_] (SEE INSTRUCTIONS)
-------------------------------------------------------------------------
  (11) Percent of class represented by amount in row (9) 0.67%
                                                         ---------------- ------
----------------------------------------------------------------------
  (12) Type of reporting person (SEE INSTRUCTIONS) OO - Other
                                                   ---------------------- ------
-------------------------------------------------------------------------

4

CUSIP NO. 457750107
          -----------

---------------------------------------------------------------------
   (1) Name of reporting person(s) BCI Datek Investors, LLC
                                   ------------------
       S.S. or I.R.S. identification nos. of above persons 04-3544765
                                                          -----------  --------
---------------------------------------------------------------------
   (2) Check the appropriate box if a member of a group
       (SEE INSTRUCTIONS)                                         (a) [X]
                                                                  (b) [ ] ------
---------------------------------------------------------------------
   (3) SEC USE ONLY

---------------------------------------------------------------------
   (4) Citizenship or place of organization Delaware

---------------------------------------------------------------------
                             (5) Sole voting power 1,477,279
                                                  -------------------
                            -----------------------------------------
     Number of shares        (6) Shared voting power  0
       beneficially                                  ----------------
      owned by each         -----------------------------------------
        reporting            (7) Sole dispositive power 1,477,279
       person with:                                    --------------
                            -----------------------------------------
                             (8) Shared dispositive power 0
                                                          -----------   --------
------------------------------------------------------------------
   (9) Aggregate amount beneficially owned by each reporting person 1,477,279
                                                                    ------------
-----------------------------------------------------------------
  (10) Check box if the aggregate amount in row (9) excludes certain shares [_] (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
  (11) Percent of class represented by amount in row (9) 0.44%
                                                         -----------   ---------
-------------------------------------------------------------
  (12) Type of reporting person (SEE INSTRUCTIONS) OO - Other
                                                   -----------------   ---------
-------------------------------------------------------------

5

CUSIP NO.   457750107
           -----------

------------------------------------------------------------------------
   (1) Name of reporting person(s) BCIP Associates II
                                   ------------------
       S.S. or I.R.S. identification nos. of above persons 04-3404818
                                                           -------------  ------
----------------------------------------------------------------
   (2) Check the appropriate box if a member of a group
       (SEE INSTRUCTIONS)                                         (a) [X]
                                                                  (b) [ ] ------
----------------------------------------------------------------
   (3) SEC USE ONLY

----------------------------------------------------------------
   (4) Citizenship or place of organization Delaware
----------------------------------------------------------------
                             (5) Sole voting power 275,305
                                                  --------------
                            ------------------------------------
     Number of shares        (6) Shared voting power  0
       beneficially                                   --------------------------
      owned by each         ------------------------------------
        reporting            (7) Sole dispositive power  275,305
       person with:                                     --------
                            ------------------------------------
                             (8) Shared dispositive power 0
                                                         --------  -------------
----------------------------------------------------
   (9) Aggregate amount beneficially owned by each reporting person 275,305
                                                                    ------------
----------------------------------------------------------------
  (10) Check box if the aggregate amount in row (9) excludes certain shares [_] (SEE INSTRUCTIONS)
----------------------------------------------------------------
  (11)  Percent of class represented by amount in row (9) 0.08%
                                                         --------  -------------
----------------------------------------------------------------
  (12) Type of reporting person (SEE INSTRUCTIONS) PN - Partnership
                                                   --------------  -------------
-----------------------------------------------------------------

6

CUSIP NO. 457750107
          ---------

----------------------------------------------------------------
   (1) Name of reporting person(s) BCIP Associates II-B
                                   --------------------
       S.S. or I.R.S. identification nos. of above persons 04-3404819
                                                           -----------  -------
--------------------------------------------------------------
   (2)  Check the appropriate box if a member of a group
        (SEE INSTRUCTIONS)                                        (a) [X]
                                                                  (b) [ ] ------
-------------------------------------------------------------
   (3) SEC USE ONLY

------------------------------------------------------------------
   (4) Citizenship or place of organization Delaware
------------------------------------------------------------------
                             (5) Sole voting power 46,453
                                                   ---------------
                            --------------------------------------
     Number of shares        (6) Shared voting power  0
       beneficially                                   ------------
      owned by each         --------------------------------------
        reporting            (7) Sole dispositive power 46,453
       person with:                                     ----------
                            --------------------------------------
                             (8) Shared dispositive power 0
                                                          ---------  -----------
---------------------------------------------------------
   (9) Aggregate amount beneficially owned by each reporting person 46,453
                                                                  -------- -----
---------------------------------------------------------------------------
  (10) Check box if the aggregate amount in row (9) excludes certain shares [_] (SEE INSTRUCTIONS)
------------------------------------------------------------------
  (11) Percent of class represented by amount in row (9)  0.01%
                                                          ---------  -----------
-------------------------------------------------------------------
  (12) Type of reporting person (SEE INSTRUCTIONS) PN - Partnership
                                                   ----------------  -----------
---------------------------------------------------------------

7

CUSIP NO. 457750107
          ---------

---------------------------------------------------------------------
   (1) Name of reporting person(s) BCIP Trust Associates II
                                  ----------------------
        S.S. or I.R.S. identification nos. of above persons 04-3400371
                                                            ----------  --------
--------------------------------------------------------------
   (2)  Check the appropriate box if a member of a group
        (SEE INSTRUCTIONS)                                         (a) [X]
                                                                   (b) [ ] -----
--------------------------------------------------------------
   (3) SEC USE ONLY

---------------------------------------------------------------------
   (4) Citizenship or place of organization Delaware
---------------------------------------------------------------------
                             (5) Sole voting power 40,888
                                                   ------------------
                            -----------------------------------------
     Number of shares        (6) Shared voting power  0
       beneficially                                   ---------------
      owned by each         -----------------------------------------
        reporting            (7) Sole dispositive power 40,888
       person with:                                     -------------
                            -----------------------------------------
                             (8) Shared dispositive power 0
                                                          -----------    -------
------------------------------------------------------------
   (9) Aggregate amount beneficially owned by each reporting person 40,888
                                                                    ------- ----
---------------------------------------------------------------
  (10) Check box if the aggregate amount in row (9) excludes certain shares [_] (SEE INSTRUCTIONS)
-------------------------------------------------------------------
  (11) Percent of class represented by amount in row (9) 0.01%
                                                         ----------  -----------
-------------------------------------------------------------------
  (12) Type of reporting person (SEE INSTRUCTIONS) PN - Partnership
                                                   ----------------  -----------
--------------------------------------------------------------

8

CUSIP NO. 457750107
          -----------

---------------------------------------------------------------------
   (1) Name of reporting person(s) BCIP Trust Associates II-B
                                  ---------------------
       S.S. or I.R.S. identification nos. of above persons 04-3400372
                                                           ----------  ---------
-------------------------------------------------------------
   (2) Check the appropriate box if a member of a group
       (SEE INSTRUCTIONS)                                     (a) [X]
                                                              (b) [ ]  ---------
-----------------------------------------------------------
   (3) SEC USE ONLY

---------------------------------------------------------------------
   (4) Citizenship or place of organization Delaware
---------------------------------------------------------------------
                          (5) Sole voting power 35,237
                                               ----------------------
                         --------------------------------------------
     Number of shares     (6) Shared voting power  0
       beneficially                                ------------------
      owned by each      --------------------------------------------
        reporting         (7) Sole dispositive power 35,237
       person with:                                  ----------------
                         --------------------------------------------
                          (8) Shared dispositive power 0
                                                      ---------------  ---------
----------------------------------------------------------
   (9) Aggregate amount beneficially owned by each reporting person 35,237
                                                                    -------  ---
---------------------------------------------------------------------
  (10) Check box if the aggregate amount in row (9) excludes certain shares [_] (SEE INSTRUCTIONS)
---------------------------------------------------------------------
  (11) Percent of class represented by amount in row (9) 0.01%
                                                         ------------  ---------
---------------------------------------------------------------------
  (12) Type of reporting person (SEE INSTRUCTIONS) PN - Partnership
                                                   ------------------  ---------
--------------------------------------------------------------------

9

ITEM 1(a). NAME OF ISSUER:

     Instinet Group Incorporated
     ---------------------------------------------------------------------------

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     3 Times Square, 10th Floor
     New York, New York 10036
     -------------------------------------------------

ITEM 2(a). NAME OF FILING PERSON:

     This statement is being filed on behalf of Bain Capital Fund VII, LLC ("Fund VII"), Delaware limited liability company, Bain Capital VII Coinvestment Fund, LLC ("Coinvestment Fund VII"), a Delaware limited liability company, BCI Datek Investors, LLC ("BCI Datek"), a Delaware limited liability company, BCIP Associates II ("BCIP II"), a Delaware general partnership, BCIP Associates II-B ("BCIP II-B"), a Delaware general partnership, BCIP Trust Associates II ("BCIP Trust II"), a Delaware general partnership, and BCIP Trust Associates II-B ("BCIP Trust II-B"), a Delaware general partnership.

     Bain Capital Investors, LLC ("BCI"), is the sole general partner of Bain Capital Partners VII, L.P. ("BCP"), which is the sole general partner of Bain Capital Fund VII, L.P. ("Fund VII, L.P."), which is the managing and sole member of Fund VII. BCP is also the sole general partner of Bain Capital VII Coinvestment Fund, L.P. ("Coinvestment Fund VII, L.P."), which is the managing and sole member of Coinvestment Fund VII. BCP is also the administrative member of BCI Datek. BCI is the managing general partner of each of BCIP II, BCIP II-B, BCIP Trust II, and BCIP Trust II-B. Fund VII, Coinvestment Fund VII, BCI Datek, BCIP II, BCIP II-A, BCIP Trust II and BCIP Trust II-B have entered into a Joint Filing Agreement, dated February 11, 2005, a copy of which is filed with this Schedule G as Exhibit A, pursuant to which Fund VII, Coinvestment Fund VII, BCI Datek, BCIP II, BCIP II-A, BCIP Trust II and BCIP Trust II-B have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

     --------------------------------

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE:

     The principal address of each of Fund VII, Coinvestment Fund VII, BCI Datek, BCIP II, BCIP II-A, BCIP Trust II and BCIP Trust II-B is 111 Huntington Avenue, Boston, MA 02199.

     --------------------------------

ITEM 2(c). CITIZENSHIP:

     Each of Fund VII, Coinvestment Fund VII, BCI Datek, BCIP II, BCIP II-A, BCIP Trust II and BCIP Trust II-B is organized under the laws of the State of Delaware. Each of the executive officers of Fund VII, Coinvestment Fund VII, BCI Datek, BCIP II, BCIP II-A, BCIP Trust II and BCIP Trust II-B is a citizen of the United States.

     ----------------

ITEM 2(d). TITLE OF CLASS OF SECURITIES

     Common Stock, par value $.01 per share
     -------------------------------------------

ITEM 2(e). CUSIP NUMBER:

         457750107
     ------------------

ITEM 3.

Not Applicable.

ITEM 4. OWNERSHIP

(a) Amount Beneficially Owned:

    Fund VII owns 6,021,080 shares of the Common Stock of the Company, Coinvestment Fund VII owns 2,227,622 shares of Common Stock, BCI Datek owns 1,477,279 shares of the Common Stock, BCIP II owns 275,305 shares of Common Stock, BCIP II-B owns 46,453 shares of Common Stock, BCIP Trust II owns 40,888 shares of Common Stock and BCIP Trust II-B owns 35,237.

(b) Percent of Class:

    Fund VII owns 1.80% of the Common Stock outstanding of the Company, Coinvestment Fund VII owns 0.67% of the Common Stock outstanding of the Company, BCI Datek owns 0.44% of the Common Stock outstanding of the Company, BCIP II owns 0.08% of the Common Stock outstanding of the Company, BCIP II-B owns 0.01% of the Common Stock outstanding of the Company, BCIP Trust II owns 0.01% of the Common Stock outstanding of the Company and BCIP Trust II-B owns 0.01% of the Common Stock outstanding of the Company. The percentage of Common Stock reportedly owned for each of the entities above is based on 334,218,000 shares of Common Stock outstanding, which is the total number of Common Stock outstanding as of September 30, 2004 based on the Issuer's quarterly report filed on Form 10-Q.

(c) Number of shares as to which such person has:

    (i) sole power to vote or to direct the vote

Bain Capital Fund VII, LLC                                    6,021,080
Bain Capital VII Coinvestment Fund VII, LLC                   2,227,622
BCI Datek Investors, LLC                                      1,477,279
BCIP Associates II                                              275,305
BCIP Associates II-B                                             46,453
BCIP Trust Associates II                                         40,888
BCIP Trust Associates II-B                                       35,237

                                          --------------------
    (ii) shared power to vote or to direct the vote 0
                                                   -----------
    (iii) sole power to dispose or to direct the disposition of

Bain Capital Fund VII, LLC                                    6,021,080
Bain Capital VII Coinvestment Fund VII, LLC                   2,227,622
BCI Datek Investors, LLC                                      1,477,279
BCIP Associates II                                              275,305
BCIP Associates II-B                                             46,453
BCIP Trust Associates II                                         40,888
BCIP Trust Associates II-B                                       35,237

                                                                --------------
       (iv) shared power to dispose or to direct the disposition of 0
                                                                    ----------
Instruction. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5.

Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable.

ITEM 7.

Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Each of Fund VII, Coinvestment Fund VII, BCI Datek, BCIP II, BCIP II-A, BCIP Trust II and BCIP Trust II-B (the "Bain Funds") is party to a Stockholders Agreement, dated as of June 19, 2002, between the Issuer, the Bain Funds, entities affiliates with TA Associates, Inc., Reuters Limited, Reuters C Corp and Reuters Holdings Switzerland SA. An exhibit listing each party to the Stockholders Agreement is attached hereto. The Stockholders Agreement requires the parties to vote their Common Stock for directors that are designated in accordance with the provisions of the Stockholders Agreement. The Stockholders Agreement restricts the parties from selling Common Stock in some negotiated transactions unless the seller offers each other party an opportunity to participate in the sale. In addition, the Stockholders Agreement restricts the parties from voting their shares of Common Stock in favor of or against certain sale of the company transactions that are not approved by the requisite directors. The aggregate number of shares of Common Stock owned by the parties to the Stockholders Agreement, based on information filed with the SEC by the other parties to the Stockholders Agreement, is 230,653,928 shares. The share ownership reported for the Bain Funds does not include any shares owned by the other parties to the Stockholders Agreement, except to the extent already disclosed in this Schedule 13G. Each of the Bain Funds disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Stockholders Agreement, except to the extent already disclosed in this Schedule 13G.

ITEM 9.

Not Applicable.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 11, 2005         BAIN CAPITAL FUND VII, LLC
                                 By:  Bain Capital Fund VII, L.P.,
                                      its managing member
                                 By:  Bain Capital Partners VII, L.P.,
                                      its general partner
                                 By:  Bain Capital Investors, LLC,
                                      its general partner

                                 BAIN CAPITAL VII COINVESTMENT FUND, LLC
                                 By: Bain Capital VII Coinvestment Fund, L.P., its managing member
                                 By:  Bain Capital Partners VII, L.P.,
                                      its general partner
                                 By:  Bain Capital Investors, LLC,
                                      its general partner

                                 BCI DATEK INVESTORS, LLC
                                 By:  Bain Capital Partners, VII, L.P.,
                                      its general partner
                                 By:  Bain Capital Investors, LLC,
                                      its general partner

                                 BCIP ASSOCIATES II
                                 BCIP ASSOCIATES II-B
                                 BCIP TRUST ASSOCIATES II
                                 BCIP TRUST ASSOCIATES II-B
                                 By:  Bain Capital Investors, LLC,
                                      their managing partner

                                 By: /s/ Michael F. Goss
                                     ---------------------------
                                     Name: Michael F. Goss
                                     Title: Managing Director

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

                                                                       Exhibit A

                     AGREEMENT REGARDING THE JOINT FILING OF
                                  SCHEDULE 13G

The undersigned hereby agree as follows:

      (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

      (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 11, 2005         BAIN CAPITAL FUND VII, LLC
                                 By:  Bain Capital Fund VII, L.P.,
                                      its managing member
                                 By:  Bain Capital Partners VII, L.P.,
                                      its general partner
                                 By:  Bain Capital Investors, LLC,
                                      its general partner

                                 BAIN CAPITAL VII COINVESTMENT FUND, LLC
                                 By: Bain Capital VII Coinvestment Fund, L.P., its managing member
                                 By:  Bain Capital Partners VII, L.P.,
                                      its general partner
                                 By:  Bain Capital Investors, LLC,
                                      its general partner

                                 BCI DATEK INVESTORS, LLC
                                 By:  Bain Capital Partners, VII, L.P.,
                                      its general partner
                                 By:  Bain Capital Investors, LLC,
                                      its general partner

                                 BCIP ASSOCIATES II
                                 BCIP ASSOCIATES II-B
                                 BCIP TRUST ASSOCIATES II
                                 BCIP TRUST ASSOCIATES II-B
                                 By:  Bain Capital Investors, LLC,
                                      their managing partner

                                 By: /s/ Michael F. Goss
                                     -------------------------
                                     Name: Michael F. Goss
                                     Title: Managing Director

                                                                       Exhibit B

                      Parties to the Stockholders Agreement

1.     Instinet Group Incorporated
2.     Bain Capital Fund VII, LLC
3.     Bain Capital VII Coinvestment Fund, LLC
4.     BCI Datek Investors, LLC
5.     BCIP Associates II
6.     BCIP Associates II-B
7.     BCIP Trust Associates II
8.     BCIP Trust Associates II-B
9.     TA/Advent VIII, L.P.
10.    TA Executives Fund, LLC
11.    TA Investors, LLC
12.    TA Atlantic & Pacific IV, L.P.
13.    TA IX, L.P.
14.    Advent Atlantic & Pacific III, L.P.
15.    1998 GPH Fund, LLC
16.    GPH DT Partners
17.    2000 Exchange Place Fund, LLC
18.    Reuters Limited
19.    Reuters C Corp
20.    Reuters Holdings Switzerland SA